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                                                                     Exhibit 3.1

                             Amendments to Bylaws

     At a meeting of the Board of Directors of the Company held on February 24, 2000, the following resolutions were adopted:

               RESOLVED, that, effective February 24, 2000, the Board of Directors amends the Bylaws of the Company as follows, subject to such further editorial or clarifying revisions as the Chairman of the Board, President and Chief Executive Officer shall approve:

     (i) Article II, Section 2.03 is amended in its entirety to read as follows:

          SECTION 2.03. ELECTION AND TENURE OF DIRECTORS. The Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of directors. Prior to the annual meeting of stockholders to be held in year 2000, the Board of Directors shall designate by resolution, from among its members, directors to serve as Class I, Class II and Class III directors. The terms of office of the directors designated by the Board of Directors to serve as Class I, Class II and Class III directors shall be as follows: the term of office of the Class I directors shall continue until the annual meeting of stockholders that is held in year 2000 and until their successors are elected and qualify; the term of office of the Class II directors shall continue until the annual meeting of stockholders that is held in year 2001 and until their successors are elected and qualify; and the term of office of the Class III directors shall continue until the annual meeting of stockholders that is held in year 2002 and until their successors are elected and qualify. At each annual meeting of stockholders, the successors to the class of directors whose term expires at that meeting shall be elected by the stockholders and shall hold office for a term continuing until the annual meeting of stockholders held in the third year following the year of their election and until their successors are elected and qualify. This Section 2.03 does not apply to any director elected solely by the holders of one or more classes or series of preferred or preference stock or in any way limit the power of the Company to confer on the holders of any class or series of preferred or preference stock the right to elect one or more directors.

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     (ii)  Article II, Section 2.04 is amended in its entirety to read as follows:

           SECTION 2.04.  VACANCY ON THE BOARD; REMOVAL OF DIRECTOR.

     (a) Any vacancy on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies.

     (b) At any special or annual meeting of the stockholders called in the manner provided for in this Article, any director or directors may be removed from office only by the affirmative vote of at least two-thirds of all of the votes entitled to be cast by the stockholders generally in the election of directors and only with cause.

     (iii) The text of Article VIII is amended in its entirety to read as follows:

           Except as otherwise provided by law or by the Charter, these Bylaws may be altered, amended, rescinded or supplemented only by the Board of Directors.

     (iv)  A new Article XIII is added as follows:

                                 Article XIII

                  APPLICABILITY OF CERTAIN PROVISIONS OF THE
                       MARYLAND UNSOLICITED TAKEOVER ACT

           The Company elects to be subject to all of the provisions of Title 3, Subtitle 8 of the Maryland General Corporation Law.

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